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                             June 29, 2023

       Christopher J. Bilotto
       President and Chief Operating Officer
       Office Properties Income Trust
       Two Newton Place
       255 Washington Street, Suite 300
       Newton, MA 02458

                                                        Re: Office Properties
Income Trust
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed June 20, 2023
                                                            File No. 333-272105

       Dear Christopher J. Bilotto:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Form S-4 filed June 20, 2023

       Interests of OPI and DHC Trustees, Executive Officers and Manager in the Merger and the Other
       Transactions, page 18

   1. With respect to the independent and disinterested trustees of both OPI and DHC, please disclose whether any of
the trustees maintain relationships or positions with any entities affiliated with RMR
Group. We note, for example, that William Lamkin currently serves as an independent
trustee of two RMR-affiliated entities, Service Properties Trust and
                                                        Seven Hills Realty
Trust, and that Lisa Harris Jones currently serves on the board of
                                                        Industrial Logistics
Properties Trust. Please disclose the consideration given to these interests in your
recommendations that shareholders approve the merger in the proxy statement/prospectus
and include risk factor disclosure, if appropriate.
 Christopher J. Bilotto
FirstName  LastNameChristopher
Office Properties Income Trust J. Bilotto
Comapany
June       NameOffice Properties Income Trust
     29, 2023
June 29,
Page 2 2023 Page 2
FirstName LastName
Background of the Merger, page 81

2. We note that at its meeting on December 7, 2022, the OPI board discussed its financial and operating performance, long-term strategy, and the potential for future deterioration in the operating performance of office buildings in connection with the possibility of a
         transaction with DHC. Please describe any material aspects of OPI   s
financial and
         operating performance that led or related to OPI's consideration of a transaction with DHC and discuss how such factors were considered.
3. We note that obtaining an amendment or modification to the OPI Credit Agreement is a condition to closing the merger. With a view towards disclosure, please provide a discussion of any financing concerns considered with respect to OPI's ability to meet this condition.
4. We note that each of the special committees was advised by its financial advisors about their relationships with OPI, DHC, RMR, and RMR Inc., and that information about these relationships was updated from time to time. Please disclose the nature and significance of these relationships and explain how the special committees evaluated this information and concluded that these relationships would not interfere with the
advisors    ability to
         provide independent advice. Please also provide risk factor disclosure addressing material conflicts of interest arising from these relationships.
5.       We note that OPI   s change in distribution policy and the timing of
its announcement in
         conjunction with the announcement of the merger was discussed at several meetings of the
         OPI special committee throughout February, March, and April, and by the DHC special committee at several meetings in March. Please provide enhanced disclosure regarding the views of the DHC and OPI special committees and their advisors as expressed during these meetings and in the negotiations between the parties on each of the following:
             the reason for the change in OPI   s distribution policy, which
resulted in a reduction
              of OPI   s dividend in connection with the transaction and the
amount of the reduction;
             the timing of the announcement of OPI   s dividend reduction
concurrently with the
              announcement of the merger, particularly in light of the
anticipated impact on OPI   s
              share price and the consequent diminished value of the merger consideration to DHC shareholders; and
             DHC   s willingness on March 27 to proceed without the price
collar it had proposed
              to OPI despite the downward fluctuations in OPI   s share price
between March 2 and
              March 24 and after taking into account, for example,    the
encouraging financial
              performance of DHC during the first month of 2023, and the potential implications of
              improved performance on DHC   s financing situation,    and the
fact that as of March
              24, the DHC special committee thought that DHC   s financial
performance indicated
              that DHC would outperform projections for the first quarter of
2023.
6. We note that RMR provided three-year projections to the DHC and OPI boards of trustees in December 2022. DHC and OPI management then provided five-year projections to
         BofA and J.P. Morgan, respectively, in January 2023, which they updated several times
 Christopher J. Bilotto
FirstName  LastNameChristopher
Office Properties Income Trust J. Bilotto
Comapany
June       NameOffice Properties Income Trust
     29, 2023
June 29,
Page 3 2023 Page 3
FirstName LastName
         prior to entering into the merger agreement. Please provide clear disclosure regarding the individuals from OPI and DHC management that were ultimately responsible for preparing the prospective financial information for each respective entity. In particular, please disclose the involvement of the external manager, RMR Group Inc., in the preparation of this prospective financial information. Also clarify why the parties determined to increase the projections from three to five years, and disclose any material assumptions made and associated risks about growth rates after the third year.
7. Please elaborate on why the DHC special committee, at its meetings on January 25 and
         27, requested DHC management to revise the DHC January 2023 projections to make
         them    less conservative.    We note that at a meeting on January 25,
DHC management
         discussed recent negative changes in DHC's operating environment and that on January
         27, DHC noted that the RMR termination fee made it impractical to obtain a change of control proposal from a third party other than OPI. Please clarify how these considerations related to the request for less conservative projections.
8. Please provide additional context around the need for the sensitivity cases for the DHC projections that were prepared between January 27 and February 3. Explain the significance of the difference between net operating income of SHOP communities managed by AlerisLife versus all SHOP communities of DHC. Also, please explain the significance of the AlerisLife acquisition and related transactions to DHC as discussed at the DHC special committee meeting on February 3. Finally, please revise your disclosure to clarify who prepared the ultimate projections that were considered using those sensitivity analyses, and if such analyses resulted in multiple sets of projections being given to or used by the DHC special committee and/or the OPI special committee or their advisors, please explain the rationale for this and include these in the applicable subsections for the unaudited prospective financial information, or advise.
9.       Please clarify why DHC   s compensation committee considered and then
determined not to
         terminate its agreements with RMR for performance reasons in February 2023, as reported to the DHC board of trustees at a meeting on March 1, 2023.
10.      We note disclosure on page 102 that in connection with RMR   s
rejection of DHC   s
         proposal to waive business management incentive fees, RMR provided incentive fee calculations that demonstrated that as of March 31, 2023, RMR did not expect to earn a business management incentive fee for DHC or OPI in 2023. However, disclosure on pages 101 and 146 indicates that RMR will earn an incentive fee by virtue of closing the transaction that it would not have earned with respect to DHC or OPI on a stand-alone basis. Revise to clarify whether the DHC or OPI special committees considered the amount of the increased or additional incentive fees or any estimate thereof in connection with their requests for incentive fee waivers and their negotiations of the fees and other
         terms of the RMR Letter Agreement or OPI   s amended property and
management
         agreements with RMR to become effective after the merger. Please also disclose such
         amounts here and on page 146 in the section entitled    Interests of
the . . . Manager in the
         Merger and the Other Transactions,    and identify who negotiated on
behalf of RMR and
 Christopher J. Bilotto
Office Properties Income Trust
June 29, 2023
Page 4
         disclose whether any of these individuals also serve as managing trustees or are otherwise affiliates of DHC and OPI. Finally, please revise the paragraph captioned "RMR
         Management Agreements" on page 117 to clarify the nature of the changes RMR was unwilling to make that were viewed as negative factors by the DHC special committee and board of trustees.
Recommendation of the DHC Special Committee and the DHC Board of Trustees . . .., page 114

11. We note that the DHC special committee and board of trustees considered as a material factor in support of the merger that the implied value of $1.70 per DHC Common Share, representing a 34.09% premium to the closing price of DHC Common Shares on April 10,
         2023, was an    attractive valuation    for DHC Common Shares. We also
note that the DHC
         special committee and board of trustees considered as a negative factor that the
         simultaneous announcements of the reduction in OPI   s regular
distribution and the merger
         were    expected to have a negative impact on the market price of OPI
Common Shares
         and that OPI was not willing to provide price protection around the fixed exchange ratio.
         Please elaborate on the negative impact on the market price of OPI Common Shares that
         the DHC special committee and board of trustees    expected,
including whether it was
         estimated or quantified, whether the special committee and board of trustees considered how it would affect the 34.09% premium, and why, in view of this expectation, the DHC special committee and board of trustees nevertheless believed the valuation was attractive. In light of the fixed exchange ratio and the more recent implied value as of
         June 16, 2023 of $1.21 per share, please address whether the special committee and board continue to believe this is an attractive value.
Opinion of Financial Advisor to the OPI Special Committee, page 114; Opinion of Financial
Advisor to the DHC Special Committee, page 127

12. We note that the financial advisors used the closing price of OPI common shares of
       $11.80 as of April 6, 2023 in their analyses of the implied per share consideration to DHC shareholders in the merger. In addition, we note that the parties announced the merger and the OPI dividend reduction from $2.20 to $1.00 per share on April 11, 2023. With a view towards disclosure, please discuss whether this dividend reduction and its potential impact on the trading price of OPI common shares was considered within the material
       assumptions underlying the financial advisors    analyses. If not,
please revise the
          Recommendations . . .    sections beginning on pages 107 (for OPI)
and 114 (for DHC) to
       explain why the special committees and boards of trustees relied on the fairness opinions and cited them as material factors weighing in favor of the merger in approving and recommending the merger to shareholders. Also address whether the special committees
FirstName LastNameChristopher J. Bilotto
       and boards of trustees continue to rely on the opinions to support their recommendations,
Comapany
       givenNameOffice
             the dividendProperties
                           reductionIncome
                                     and theTrust
                                             $8.22 closing price of OPI Common
Shares on June
       16.
June 29, 2023 Page 4
FirstName LastName
 Christopher J. Bilotto
FirstName  LastNameChristopher
Office Properties Income Trust J. Bilotto
Comapany
June       NameOffice Properties Income Trust
     29, 2023
June 29,
Page 5 2023 Page 5
FirstName LastName
13. Please provide us supplementally with copies of any board books or other written materials provided by the financial advisors to OPI and DHC in connection with their analyses and opinions.
Unaudited Prospective Financial Information of OPI, page 138

14. Please disclose whether the projections in this section are the OPI Financial Projections that updated the OPI January 2023 Projections. Clarify whether other projections, such as the OPI January 2023 Projections and the three-year projections prepared by RMR were also provided to J.P. Morgan, BofA or DHC. Tell us what consideration you have given to including all of these projections in the filing.
Unaudited Prospective Financial Information of DHC, page 142

15. Please disclose whether the projections in this section are the DHC Financial Projections that updated the DHC February 2023 Projections. Clarify whether other projections, such as the DHC February 2023 Projections, DHC January 2023 Projections and three-year projections prepared by RMR and the DHC May 2022 Projections were also provided to
         BofA, J.P. Morgan or OPI. Tell us what consideration you have given to including all of these projections in the filing.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Isabel Rivera at 202-551-3518 or Pam Long at 202-551-3765 if you
have any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:      Mark A. Stagliano